UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

NORTEK, INC.

(Name of Subject Company)

NORTEK, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

656559309

(CUSIP Number of Class of Securities)

Kevin Donnelly

Senior Vice President, General Counsel & Secretary

500 Exchange Street

Providence, Rhode Island 02903

(401) 751-1600

(Name, address and telephone numbers of person authorized to receive notice and communications
on behalf of the persons filing statement)

With copies to:

Frederick S. Green

767 Fifth Avenue

New York, New York 10153

(212) 310-8007

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 ("*Amendment No. 1*") amends and supplements Item 8 in the Solicitation/ Recommendation Statement on Schedule 14D-9 filed by Nortek, Inc. (the "*Company*") with the U.S. Securities Exchange Commission on July 8, 2016 (as amended and supplemented from time to time, the "*Schedule 14D-9*"). The Schedule 14D-9 relates to the tender offer by Nevada Corp. ("*Purchaser*"), an indirect wholly owned subsidiary of Melrose Industries PLC ("*Melrose*"), to purchase all of the Company's outstanding common stock, par value of $0.01 per share (the "*Shares*") for $86.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Melrose dated July 8, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. **Additional Information to be Furnished.**

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection entitled "Regulatory Approvals - U.S. Antitrust Laws" the disclosure set forth below:

On July 13, 2016, the Antitrust Division and FTC granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the condition to the Offer that the waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement shall have expired or been terminated has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2016

NORTEK, INC.

By: /s/ Kevin W. Donnelly

Name: Kevin W. Donnelly

Title: Senior Vice President, General Counsel & Secretary